                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE TO
                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                             CERPROBE CORPORATION
                      (Name of Subject Company (Issuer))

                          CARDINAL MERGER SUB., INC.,
                         a Wholly-Owned Subsidiary of
                      KULICKE AND SOFFA INDUSTRIES, INC.
                       (Name of Filing Person (Offeror))

                          Common Stock Par Value $.05
                        (Title of Class of Securities)

                                   156787103
                     (CUSIP Number of Class of Securities)

                              Clifford G. Sprague
               Senior Vice President and Chief Financial Officer
                             2101 Blair Mill Road
                            Willow Grove, PA 19090
                                (215) 784-6000

                                With a copy to:

                              F. Douglas Raymond
                          Drinker Biddle & Reath LLP
                               One Logan Square
                            18th and Cherry Streets
                          Philadelphia, PA 19103-6996
                    (Name, Address, and Telephone of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Person)


                           Calculation of Filing Fee

Transaction valuation                                      Amount of filing fee
Not Applicable

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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Amount Previously Paid: N/A           Form or Registration No.: N/A
Filing Party: N/A                     Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.
  [_] issuer tender offer subject to Rule 13e-4.
  [_] going-private transaction subject to Rule 13e-3.
  [_] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                      -2-
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ITEMS 1 - 11.

N/A

ITEM 12. EXHIBITS

Text of Press Release issued by Kulicke and Soffa Industries, Inc. on October 12, 2000.

                                      -3-
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[LOGO]           [LETTERHEAD OF KULICKE & SOFFA INDUSTRIES INC]

NEWS For Immediate Release  Company Contact:

                              Nancy R. Kyle   215-784-6436
                                              nkyle@kns.com


                      Kulicke & Soffa to Acquire Cerprobe

Willow Grove, PA October 12, 2000 - Kulicke and Soffa Industries Inc. (NASDAQ:
KLIC), the world's largest supplier of semiconductor assembly equipment, today announced that it has signed a definitive agreement to acquire Cerprobe Corporation (NASDAQ: CRPB), a leader in the design and manufacture of semiconductor test interconnect solutions. The acquisition will be made in a cash tender offer at $20.00 for each share of Cerprobe common stock. The total purchase price, which also includes other acquisition-related costs, is expected to be about $225 million. The agreement has been unanimously approved by the boards of directors of both companies.

Strategic Capabilities

"Today K&S drives interconnect solutions that stretch the limits of existing wafer probe and IC socket technology" said Chairman and Chief Executive Officer,
C. Scott Kulicke. "The acquisition of Cerprobe will allow K&S to accelerate development in this area in support of our strategy of offering the most complete, capable and cost-effective interconnect solutions to our customers."

Financial and Transaction Summary

The transaction is expected to be slightly dilutive to Kulicke & Soffa's earnings per share in its fiscal year 2001 ending September 30, 2001 and accretive in fiscal year 2002. The consummation of the tender offer is subject to customary closing conditions,

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including that a majority of the outstanding Cerprobe shares are tendered and the expiration or termination of the Hart-Scott-Rodino waiting period. K&S expects to commence the tender offer within ten business days and, under the Securities and Exchange Commission rules, the offer must be held open for a minimum of twenty business days.

If K&S acquires at least 90% of the outstanding shares in the tender offer, it is expected that the merger will be effected promptly after the consummation of the tender offer without a special meeting of shareholders. If less than 90% of the shares are acquired by K&S, a special meeting would be required for approval of the final merger, which would be assured if K&S acquires a majority of the outstanding shares in the tender offer. Cerprobe shareholders who do not tender their shares in the tender offer would receive $20.00 for each of their shares of common stock in the merger.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. The tender offer for the outstanding shares of Cerprobe common stock described in this announcement has not yet commenced. At the time the offer is commenced, K&S will file a tender offer statement with the SEC and Cerprobe will file a solicitation/recommendation statement with respect to the offer. Investors and security holders of both K&S and Cerprobe are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this press release when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by K&S and Cerprobe with the SEC at the SEC's web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained free from K&S, Cerprobe and the information agent.


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Merrill Lynch advised Kulicke & Soffa Industries on this transaction; Banc of
America  Securities  LLC advised Cerprobe.
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A simultaneous teleconference and webcast to discuss the transaction will be held today at 11:00 a.m. (EDT). Interested investors and members of the media may call
973-633-1010 or log on to:

http://orion.inet-images.com/servlet/estreamgetevent?id=88&folder=default or
http://www.vcall.com/NASApp/VCall/EventPage?ID=45434
----------------------------------------------------
between 10:45-10:55 a.m. to participate. A replay of the call will be available after 1:00 p.m. today for 24 hours only at 402-220-0468 or toll free at 877-790-5752 or log on to:
http://orion.inet-images.com/servlet/estreamgetevent?id=89&folder=default  or
--------------------------------------------------------------------------
http://www.vcall.com/NASApp/VCall/EventPage?ID=45434
-------------------------------------------------------

Cerprobe is a recognized world leader in the design and manufacture of semiconductor test interconnect solutions. The company offers products and integrated systems for wafer and IC package testing. Cerprobe markets and distributes its products and systems worldwide, and operates domestic manufacturing facilities in Arizona, California, and Texas and international manufacturing facilities in France, Scotland, Taiwan, and Singapore. Additional information about Cerprobe is available at www.Cerprobe.com.

Kulicke & Soffa is the world's largest supplier of semiconductor assembly equipment. The company provides scaleable solutions for the assembly of chip and wire, flip chip and chip scale packages. Chip and wire solutions combine wire bonding, die bonding and wafer dicing equipment with wire, capillaries, die collets and saw blades. Flip chip solutions include die placement equipment, flip chip bumping technology and thin film laminates. K&S also offers unique CSP packaging technology as well as factory integration products and services. It has sales, service and applications development facilities worldwide. Kulicke & Soffa's web site address is www.kns.com.

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Caution Concerning Forward Looking Statements

          This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without
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limitation, statements concerning the financial conditions, results of operations and businesses of Cerprobe and Kulicke & Soffa Industries and, assuming the consummation of the acquisition, the consolidation of Cerprobe into Kulicke & Soffa Industries, as well as the expected timing and benefits of the acquisition. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in Cerprobe's 1999 Annual Report on Form 10-K405 and Kulicke & Soffa Industries's 1999 Annual Report on Form 10-K; business and economic conditions in our industry and in Cerprobe's industry; the risk that the Cerprobe business will not be successfully integrated into Kulicke & Soffa Industries; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; the risk that we will not be successful in making technological advances and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the SEC. More detailed information about those factors is set forth in filings made by Cerprobe and Kulicke & Soffa Industries with the SEC. Neither Cerprobe nor Kulicke & Soffa Industries is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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